Michael Page
INTERNATIONAL

Corporate Office, 8 Bath Road, Slough, Berkshire SL1 3SA Tel: 01753 849300 Fax: 01753 849386

02015793

26 February 2002

02 MAR 13 AM 8:49

Mary Cassio
Securities and Exchange Commission
Office of International Corporate Finance
Room 3094 (Stop 3-2)
450 Fifth Street NW
Washington DC 20549
USA

SUPPL

Dear Ms Cassio

Michael Page International plc – Rule 12g3-2(b) Exemption

For the purposes of the above Company's on-going reporting obligations under the above exemption, I enclose a copy of the following submissions:-

PROCESSED
MAR 27 2002
THOMSON FINANCIAL

1. Notification of dividend.
2. Full year preliminary results.
3. Substantial shareholders notification – Fidelity International Ltd.

This information is being furnished pursuant to Rule 12g3-2(b) of the Securities Exchange Act 1934.

Yours sincerely

Jeremy Tatham
Group Reporting Accountant

Direct Line 01753 849338
jeremytatham@michaelpage.com

dlw 3/13

RNS Full Text Announcement

Company	Michael Page International PLC
TIDM	MPI
Headline	Dividend
Released	09:35 25 Feb 2002
RNS Number	9393R

RNS Number:9393R
Michael Page International PLC
25 February 2002

FINAL DIVIDEND
SECURITY TITLE
*Ord Shs

MNEMONIC CODE	*MPI
SEDOL CODE	*3-023-231
DIVIDEND AMOUNT	*2.3p
TOTAL	*2.575p
PERIOD	*Year ended 31-12-01
PROVISIONAL EX DATE	*08-05-02
RECORD DATE	*10-05-02
PAYMENT DATE	*07-06-02
NOTES *	

This information is provided by RNS
The company news service from the London Stock Exchange

Company website

Michael Page

INTERNATIONAL

02 MAR 13 AM 8:43

25 February 2002

Preliminary Results for the Year Ended 31 December 2001

Michael Page International plc (" Michael Page ") today announces its preliminary results for the year ended 31 December 2001.

Highlights (Proforma Profit and Loss Account)

- Turnover increased by 6.6% to £455.0m (2000: £426.9m), despite challenging market conditions
- Revenue (gross profit) up by 1.9% to £244.2m (2000: £239.7m)
- Operating profit before exceptional items declined to £64.1m (2000: £82.5m*), as a result of investment in new offices and hiring of additional staff
- Profit before tax and exceptional items increased by 3.5% to £60.0m (2000: £58.0m)
- Earnings per share, adjusted for exceptional items, increased to 10.7p (2000: 9.9p)
- Strong cash generation, with cash generated from operating activities up by 9.5% to £84.9m (2000: £77.6m)
- Current pre bonus monthly cost base is £1.2m (i.e. 9%) lower than at 30 June 2001
- Proposed final dividend of 2.3p per ordinary share
- Flotation on London Stock Exchange completed in April 2001

* Pre Spherion bonuses

Commenting on the results, Terry Benson, Chief Executive of Michael Page, said:

"Michael Page has produced a satisfactory performance in a difficult and challenging year, particularly during the second half. Whilst the short-term outlook remains difficult, the volatility of the specialist recruitment market and its exposure to international economic conditions is well understood and the outcome for the remainder of this year will be greatly influenced by these external factors.

"Our business has always been financially well managed with very tight control over costs. We remain committed to managing the business for the longer-term benefit of the Group and its shareholders and believe that the Company is well-placed to maximise the benefits from increased business activity when growth returns to the sector."

Enquiries:

Michael Page International plc **020 7269 2205**
Terry Benson, Chief Executive
Stephen Puckett, Finance Director

Financial Dynamics **020 7831 3113**
David Yates / Richard Mountain

CHAIRMAN'S STATEMENT

This is my first annual report to you following your Company's return to the London Stock Exchange on 2 April 2001.

In reporting the results for the year ended 31 December 2001, may I draw your attention to the fact that the figures I refer to reflect the operating results of Michael Page businesses for a full 12 month period prepared on a proforma basis. As explained in Note 1, a pre-flotation reorganisation took place at the end of February 2001 and this is reflected in the statutory financial statements. Consequently the statutory results are not wholly representative of the full year s results of the Michael Page businesses that were floated.

Financial Highlights

The difficult trading conditions referred to in my Interim Report deteriorated further, affecting the majority of the Group s businesses during the second half of the year. Consequently, although turnover for the year ended 31 December 2001 was up 6.6% at £455.0m (2000: £426.9m) due to a shift in the business mix towards a larger number of temporary placements, revenue (gross profit) increased by a modest 1.9% at £244.2m (2000: £239.7m). As a result of the investment in new offices and hiring of additional staff in the latter part of 2000 and in early 2001, the Group s cost base increased, resulting in lower operating profit before exceptional items of £64.1m (2000: £82.5m*).

Profit before tax and exceptional items was £60.0m (2000: £58.0m) and earnings per share adjusted for exceptional items were 10.7p (2000: 9.9p).

Whilst it is disappointing to report a fall in operating profits, I believe we have produced a satisfactory performance in a year which saw levels of business confidence weaken at the end of the second quarter and deteriorate rapidly across most markets in the second half.

Dividends

The Board has proposed a final dividend of 2.3p per ordinary share in line with the dividend policy outlined in the flotation prospectus. Together with the interim dividend of 0.275p per ordinary share paid on 19 October 2001, this makes a total dividend for the year of 2.575p per ordinary share and represents approximately 75% of the total dividend that would have been paid had the shares been listed throughout 2001. The final dividend will be paid on 7 June 2002 to those shareholders on the register at 10 May 2002.

Employees

In a particularly difficult year, may I acknowledge the commitment, loyalty and efforts of the Group s staff which sustained your Company s position as the international leader in the specialist recruitment sector.

Current Trading and Future Prospects

As anticipated, the current year has started slowly with activity levels substantially below those we enjoyed in the first quarter of 2001. Our current expectation is that revenue in the first quarter will be no better than the £49.9m achieved in the fourth quarter of 2001. However, the volatility of the current market and its exposure to international economic conditions is well understood and the outcome for the remainder of this year will be greatly influenced by these external factors.

Your Board remains committed to managing the business for the longer-term benefit of the Group and its shareholders. We are convinced that your Company is well placed to maximise the benefits from increased business activity when growth returns to the specialist recruitment sector.

John Wakeham

Chairman

25 February 2002

* Pre Spherion bonuses

CHIEF EXECUTIVE'S REVIEW

This is our twenty fifth year of operations and I am therefore particularly pleased to be making my first report since the Group relisted on the London Stock Exchange in April 2001. Over the years the Group has enjoyed tremendous growth and built up an unrivalled wealth of experience in our staff and management team, firmly establishing Michael Page as the world s leading specialist recruitment consultancy. Despite the substantial downturn in the majority of our markets in the second half of the year we nevertheless generated £64.1m of operating profits and £52.4m♠ of cash from our global operations.

During 2000 and into 2001 we initiated significant investments in both people and new offices in order to secure continued growth. However global economic conditions have substantially reduced demand for our services and consequently we were unable to achieve our targeted growth and profitability. We started 2001 with 2,666 staff operating from 91 offices in 14 countries. By 30 June 2001, the number of staff had increased to 2,929 and we had opened a number of new offices. Due to the rapid economic slowdown we have reduced our investment and hiring plans which, combined with the normal level of natural attrition in our industry, has seen our headcount fall to 2,657 at 31 December 2001 operating from 109 offices in 14 countries. The current pre bonus monthly cost base is £1.2m (i.e. 9%) lower than at 30 June 2001.

United Kingdom

In the UK, turnover increased by 8.5% to £243.6m (2000: £224.5m) and revenue by 4.0% to £122.8m (2000: £118.0m) but, as a consequence of gearing up for greater revenue growth, operating profits were reduced to £34.9m (2000: £39.8m*). However, we continued to invest in new offices expanding our successful brand into other geographical areas. We consider these to be satisfactory results in a year which saw the total number of advertised vacancies fall by the sharpest rate since January 1983 and the Recruitment and Employment Confederation reported that the numbers of staff placed in permanent positions fell consecutively for every one of the last eight months of 2001.

The finance and accounting recruitment businesses, viz. Michael Page Finance, Michael Page City and Accountancy Additions, which represent approximately two thirds of total UK business, achieved a similar level of revenue as the previous year. New Michael Page offices were opened in Oxford, Chelmsford and Swindon, and Accountancy Additions offices were opened in Warrington, Stockport, Leeds and Birmingham. The new Accountancy Additions office in Birmingham is the initial step in developing a network across the Midlands.

The Michael Page Marketing and Sales operations enjoyed tremendous growth in 1999 and 2000 but they have borne the brunt of the downturn in the telecoms and technology sectors. Despite this we recorded only a marginal decline in revenue which I believe is testament to the resilience of these businesses which now operate from seven offices throughout the country and are considered the market leaders in their respective sectors.

In what was clearly a difficult year for the IT sector, Michael Page Technology maintained its revenues at 2000 levels. Much more encouraging were the results from Michael Page Legal and the more recently established businesses of Michael Page Retail, Michael Page Human Resources and Michael Page Engineering all of which enjoyed strong revenue growth.

Continental Europe

Our businesses operating in France, the Netherlands, Germany, Italy, Spain, Portugal and Switzerland, together increased turnover by 11.9% to £154.3m (2000: £137.9m) and revenue by 4.9% to £91.6m (2000: £87.4m). The increase in turnover is mainly due to the growth, particularly in France, of Page Interim our temporary recruitment business. As in the UK, investment in additional staff and opening offices in existing and new countries, resulted in lower operating profits of £22.5m (2000: £29.7m*).

France continued to be our second largest geographic market after the UK. As mentioned above, Page Interim performed particularly well, benefiting from continued substantial investment and recent changes to labour laws in France. The general economic slowdown has adversely affected the demand for permanent staff, resulting in a decline in revenue from the permanent business.

♠ Pre Spherion bonuses, dividends and purchases of Michael Page own shares

* Pre Spherion bonuses

Our business in the Netherlands found the going tough and was unable to maintain the revenue levels achieved in 2000. However, as part of its planned expansion, a new office was opened in Rotterdam in January 2002. Our offices in Spain, Portugal and Switzerland, which are now becoming well established, all achieved increased revenues in the year. Our businesses in Germany and Italy, where we opened new offices in Munich and Rome, both increased revenues and profits and offer the Group excellent longer-term opportunities.

We have been assessing the Scandinavian market for some time and in January 2002 we opened an office in Stockholm.

Asia Pacific

2001 has been a difficult and frustrating year for our businesses in this region. Turnover and operating profit suffered with our operations being particularly affected by the slowdown in the banking, telecoms and IT sectors. Turnover reduced by 10.3% to £51.7m (2000: £57.6m) and revenue reduced by 12.4% to £25.2m (2000: £28.8m). The reduced revenues for the region and the significant start up costs in Japan contributed to a reduction in operating profit to £7.2m (2000: £11.5m*).

In Australia the impact of the economic slowdown in the US resulted in reduced demand from international clients. This had an adverse effect on our New South Wales operations whereas Victoria and Western Australia, with a greater proportion of domestic clients, were less reliant on international business activity.

The economic conditions in both Hong Kong and Singapore weakened considerably in the second half of the year and our revenues suffered accordingly.

Our planned investment in a Japanese office, which opened in Tokyo in June 2001, provided some good news as, notwithstanding the recessionary environment, it made considerable headway and produced above expected revenue figures. This helped mitigate its projected development losses.

The Americas

Turnover for the region fell to £5.4m (2000: £7.0m) and revenue was reduced to £4.6m (2000: £5.5m) resulting in the region reporting a small operating loss of £0.6m (2000: profit £1.5m*).

In New York, our business in Manhattan, which has been disproportionately concentrated on the Wall Street banking markets, suffered as the major investment banks reduced headcount. However, notwithstanding a difficult year, we remain committed to sensible, planned expansion in the world s largest market, both geographically and over a wider range of disciplines. The opening of an office in Metro Park, New Jersey in December 2001 follows this longer-term strategy.

Our office in Sao Paulo, Brazil is now well established. 2001 turnover increased by well over 200% from 2000 levels and year end staff numbers rose from 23 to 37.

Outlook and strategy

The short-term outlook for 2002 suggests a difficult and challenging year. Our business has always been financially well managed with very tight control over costs. We are determined not to take measures that may enhance short-term profitability at the expense of the longer-term prosperity of the Group. We firmly believe there are numerous opportunities to expand our business profitably whilst remaining focused on our core competency of specialist recruitment.

The main resource we require to achieve our objectives is our people, which is the reason why we invest heavily in their development and training at all levels. We are committed to maintaining a level of resource that will enable us to provide the high standards of service expected by both clients and candidates. Whilst affecting profitability in the short term, this will ensure that we have the resources to continue the development and growth of the Group.

* Pre Spherion bonuses

CHIEF EXECUTIVE'S REVIEW

Our overall strategy remains unchanged. We intend to stay focused on our core competency of specialist recruitment and to grow the Group organically by the expansion of our existing businesses in their local markets, introducing new disciplines in existing geographic markets and by entering new geographic markets.

Terry Benson

Chief Executive

25 February 2002

Group reorganisation and presentation of proforma profit and loss account

Prior to flotation in April 2001, the Group underwent a reorganisation to legally separate certain Michael Page International businesses from other Spherion owned businesses as described in Note 1. As a consequence the statutory financial statements of the group show acquisitions, disposals and exceptional items relating to this reorganisation. In order to present the performance of the Michael Page International businesses on a comparable basis, a proforma consolidated profit and loss account has been prepared showing the results that would have arisen had the new structure been in place for both the reported periods. All the costs of the reorganisation and flotation were borne by Spherion.

As a result of the flotation, a bonus arrangement for management, Spherion bonus , has been discontinued and as a result the segmental trading results have been presented before the Spherion bonus expense.

Proforma profit and loss account

Turnover

Turnover for the Group is the total amount billed to clients for the placement of permanent, contract and temporary staff. Turnover includes the employment costs of temporary candidates and the value of client paid recruitment advertising.

Turnover for the year increased by 6.6% to £455.0m (2000: £426.9m). However the increase over the prior year was all achieved in the first half of 2001. Sequentially, turnover in the second half of 2001 was 12.5% lower than in the first half reflecting the downturn in economic conditions and business confidence in most of the major markets in which the Group operates.

Turnover from temporary placements increased by 19.0% to £259.6m (2000: £218.2m), reflecting the expansion of the Group s temporary business, particularly in France, and a greater resilience in activity levels than demonstrated by permanent placements in an economic slowdown.

Gross profit (revenue)

Revenue is the total of placement fees of permanent candidates and the margin earned on the placement of temporary candidates and advertising.

Revenue for the year increased by 1.9% to £244.2m (2000: £239.7m). Revenue in the first half of 2001 was £135.6m and £108.6m in the second half. The percentage increase in revenue is lower than the increase in turnover because of a change in the mix with a higher proportion of lower gross margin temporary placements in 2001.

This change in the mix also explains the reduction in the Group gross margin to 53.7% (2000: 56.1%). The split of turnover and revenue between permanent and temporary placements was 43:57 respectively (2000: 49:51) and 74:26 respectively (2000: 79:21). The gross margin achieved on temporary placements increased to 24.2% (2000: 23.3%), reflecting growth in the Continental European revenues.

Operating profit

Administrative expenses in the year before exceptional items were £180.1m (2000: £157.2m*). This increase is the result of investment in new offices and hiring of additional consultants, together with their associated infrastructure costs in the latter half of 2000 and in the first half of 2001.

Administrative expenses in the first half of 2001 before exceptional items were £93.5m, reducing to £86.6m in the second half, primarily due to smaller bonus payments to staff as a result of the lower profitability.

As a result of the revenue decline in the second half of 2001 and the higher cost base the Group s operating profit before exceptional items was £64.1m (2000: £82.5m*).

* Pre Spherion bonuses

Exceptional items

The prospectus set out details of a Restricted Share Scheme to be put in place on flotation on which a charge of £7.0m was anticipated in respect of National Insurance and social security charges. This charge is now estimated at £6.0m and has been taken as an exceptional item in the year. The ultimate liability, which does not crystallise until March 2004, is dependent upon the Michael Page share price in March 2004. However, we have hedged against any additional liability above £6.0m through the purchase on flotation of 5.7m Michael Page shares.

As a result of the pre flotation reorganisation, in the statutory consolidated profit and loss, an additional exceptional profit is reported, being a gain of £8.4m on a disposal of a subsidiary. Full details of the pre flotation reorganisation are provided in Note 1.

Interest payable

The interest charge reduced in the year to £4.1m (2000: £15.4m). The interest charge in the first half of 2001 was £3.8m and £0.3m in the second half. The reduction in interest charges is as a result of the cash generated by the Group throughout the year and the capital contribution by Spherion on flotation, enabling the Group to repay all its borrowings from Spherion and substantially reduce its bank borrowings.

Taxation

Taxation on profits before exceptional items is £20.5m (2000: £20.8m) representing an effective tax rate of 34.1% (2000: 35.8%). The rate is higher than the UK corporate tax rate of 30% as a result of overseas profits arising in higher tax rate jurisdictions and non-allowable expenses.

Earnings per share and dividends

Basic earnings per share were 9.5p (2000: 9.9p) and adjusted earnings per share before exceptional items were 10.7p (2000: 9.9p). The weighted average number of shares for the year was 370.7m (2000: 375.0m).

A final dividend of 2.3p per ordinary share has been proposed by the directors which together with the interim dividend of 0.275p per ordinary share makes a total dividend for the year of 2.575p per ordinary share. The final dividend which amounts to £8.5m will be paid on 7 June 2002 to those shareholders on the register at 10 May 2002.

Balance sheet

The Group's balance sheet has been substantially strengthened during the year. At 31 December 2001 net assets were £62.4m (2000: net deficit of £138.6m) and the Group had net cash of £14.3m (2000: net debt including amounts owed to Spherion of £204.0m). Of the increase in net assets, £168.0m is due to the pre flotation restructuring and £33.0m is due to retained earnings for the year.

Trade debtors have reduced to £65.7m at 31 December 2001 (2000: £87.7m) reflecting improved cash collections and lower business activities at the end of 2001. Within creditors the amount of accruals and deferred income has reduced to £24.7m at 31 December 2001 (2000: £40.9m) primarily because of lower bonus accruals following the reduction in profitability and the cessation of the Spherion bonus scheme for which £9.1m was included in accruals at 31 December 2000.

Cash flow

At the start of the year the Group had net debt (including amounts owed to Spherion) of £204.0m. The pre flotation reorganisation and capital contribution from Spherion reduced net debt by £175.4m.

During the year the Group generated net cash from operating activities of £84.9m (2000: £77.6m) from which the principal payments have been;

- Spherion 2000 bonuses to staff of £9.1m;
- the purchase on flotation of £10.0m Michael Page International shares to hedge against National Insurance and Social Security liabilities arising on the vesting of Restricted Shares and the exercise of share options;
- £11.2m of net capital expenditure on property, infrastructure, information systems and motor vehicles;
- taxes of £18.1m;
- interest of £4.0m; and
- dividends of £1.0m.

At 31 December 2001 the Group had cash balances of £22.1m and borrowings of £7.8m giving a net cash position of £14.3m.

Treasury management and currency risk

It is the Directors' intention to finance the activities and development of the Group principally from retained earnings. Cash generated in excess of these requirements will be returned to shareholders through dividends or share buy backs, consent for which is being sought at the forthcoming Annual General Meeting.

Cash surpluses are invested in short term deposits with working capital requirements being provided by local overdraft facilities. In addition the Group has a committed £40.0m facility, which expires on 1 March 2003, of which £7.5m is currently utilised in guaranteeing the unsecured loan notes which are repayable on 31 December 2002, and other borrowings.

The main functional currencies of the Group are Pounds Sterling, Euros and Australian Dollars. The Group does not have material transactional currency exposures nor is there a material exposure to foreign-denominated monetary assets and liabilities. The Group is exposed to foreign currency translation differences in accounting for its overseas operations, although its policy is not to hedge this exposure.

Stephen Puckett

Group Finance Director

25 February 2002

MICHAEL PAGE INTERNATIONAL plc

Unaudited Proforma Consolidated Profit and Loss Account for the year ended 31 December 2001

	Notes	Before exceptional items 2001 £ 000	Exceptional items (Note 3) 2001 £ 000	After exceptional items 2001 £ 000	2000 £ 000
Turnover	2	**455,020**	**-**	**455,020**	426,886
Cost of sales		**(210,806)**	**-**	**(210,806)**	(187,222)
Gross profit	2	**244,214**	**-**	**244,214**	239,664
Administrative expenses					
- Spherion bonuses		**-**	**-**	**-**	(9,075)
- Other administrative expenses		**(180,138)**	**(6,000)**	**(186,138)**	(157,210)
Total administrative expenses		**(180,138)**	**(6,000)**	**(186,138)**	(166,285)
Operating profit		**64,076**	**(6,000)**	**58,076**	73,379
Net interest payable and similar charges		**(4,068)**	**-**	**(4,068)**	(15,377)
Profit on ordinary activities before taxation	2	**60,008**	**(6,000)**	**54,008**	58,002
Taxation		**(20,459)**	**1,800**	**(18,659)**	(20,766)
Profit on ordinary activities after taxation		**39,549**	**(4,200)**	**35,349**	37,236
Equity minority interest		**-**	**-**	**-**	(197)
Profit for the financial period		**39,549**	**(4,200)**	**35,349**	37,039
Equity dividends		**(9,510)**	**-**	**(9,510)**	-
Retained profit for the financial period		**30,039**	**(4,200)**	**25,839**	37,039
Basic earnings per share (pence)	4			**9.5**	9.9
Diluted earnings per share (pence)	4			**9.5**	9.9
Adjusted earnings per share (pence)	4			**10.7**	9.9

Unaudited proforma statement of total recognised gains and losses for the year ended 31 December 2001

	2001	2000
Profit for the financial period	**35,349**	37,039
Foreign currency translation differences	**(982)**	371
Total recognised gains and losses for the year	**34,367**	37,410

Notes to the unaudited proforma consolidated profit & loss account
Year ended 31 December 2001

1. Proforma financial information

The proforma financial information has been prepared using consistent accounting policies used in the preparation of the statutory accounts except that they have been prepared to reflect the combined financial information of Michael Page International Inc and Michael Page International Pte Limited (MPI USA and MPI Singapore) which were transferred to the Group by Spherion Corporation (the Group's previous ultimate parent company) on 27 February 2001 and which have been included as they were commonly controlled and managed by the Group prior to that date (see note 8 of the statutory accounts), and excluding the results of Plusbox Limited and its subsidiaries which were transferred to Spherion Corporation on 27 February 2001 as they were not commonly controlled or managed by the Group prior to that date (see note 9 of the statutory accounts). The proforma financial information reflects the structure of the Group going forward.

The statutory profit after taxation and exceptional items is reconciled to the proforma basis as follows:

	2001	2000
	£ 000	£ 000
Profit after taxation and exceptional items		
Per statutory financial information	**43,653**	37,205
Results of MPI USA and MPI Singapore	**105**	832
Results of Plusbox Limited	**8**	(801)
Profit on disposal of Plusbox Limited	**(8,417)**	-
Per proforma financial information	**35,349**	37,236

2. Segmental analysis

Turnover

Turnover by geographic region	**2001** **£ 000**	2000 £ 000
United Kingdom	**243,614**	224,469
Continental Europe	**154,335**	137,862
Asia Pacific	**51,663**	57,569
Americas	**5,408**	6,986
Total turnover	**455,020**	426,886

Turnover by discipline	**2001** **£ 000**	2000 £ 000
Finance and Accounting	**334,550**	311,963
Marketing and Sales	**67,581**	65,995
Other	**52,889**	48,928
Total turnover	**455,020**	426,886

Notes to the unaudited proforma consolidated profit & loss account (continued)
Year ended 31 December 2001

2. Segmental analysis (continued)

Gross profit

Gross profit by geographic region	2001 £ 000	2000 £ 000
United Kingdom	**122,769**	118,022
Continental Europe	**91,644**	87,355
Asia Pacific	**25,196**	28,765
Americas	**4,605**	5,522
Total gross profit	**244,214**	239,664

Gross profit by discipline	2001 £ 000	2000 £ 000
Finance and Accounting	**160,102**	158,520
Marketing and Sales	**51,429**	49,799
Other	**32,683**	31,345
Total gross profit	**244,214**	239,664

Profit on ordinary activities before taxation

Profit before interest, taxation, exceptional items and Spherion bonus by geographic region	2001 £ 000	2000 £ 000
United Kingdom	**34,926**	39,765
Continental Europe	**22,453**	29,676
Asia Pacific	**7,248**	11,504
Americas	**(551)**	1,509
Profit before interest, taxation, exceptional items and Spherion bonus	**64,076**	82,454
Exceptional items (note 3)	**(6,000)**	-
Spherion bonus	**-**	(9,075)
Profit before interest and taxation	**58,076**	73,379
Net interest	**(4,068)**	(15,377)
Profit on ordinary activities before taxation	**54,008**	58,002

Notes to the unaudited proforma consolidated profit & loss account (continued)
Year ended 31 December 2001

3. Exceptional items

	2001 £ 000	2000 £ 000
National Insurance and Social Security liabilities on Restricted Share Scheme	**6,000**	-
Taxation on exceptional items	**(1,800)**	-
	4,200	-

4. Earnings per share

Earnings per share have been calculated on the following basis:

	Basic EPS £ 000	Exceptional Items £ 000	Adjusted EPS £ 000
Year ended 31 December 2001			
Profit after taxation	**35,349**	**4,200**	**39,549**
Average shares (number 000)	**370,714**	**-**	**370,714**
Year ended 31 December 2000			
Profit after taxation and equity minority interests	37,039	-	37,039
Average shares (number 000)	375,000	-	375,000

There is no dilutive effect of unexercised share options.

MICHAEL PAGE INTERNATIONAL plc

Unaudited Statutory Consolidated Profit and Loss Account for the year ended 31 December 2001

	Notes	Before Exceptional Items 2001 £ 000	Exceptional Items 2001 (Note 3) £ 000	After Exceptional Items 2001 £ 000	2000 £ 000
Turnover					
- Continuing		**448,891**	**-**	**448,891**	418,422
- Acquisitions		**4,903**	**-**	**4,903**	-
- Discontinued		**5,753**	**-**	**5,753**	39,643
Turnover	2	**459,547**	**-**	**459,547**	458,065
Cost of sales		**(214,467)**	**-**	**(214,467)**	(211,736)
Gross profit		**245,080**	**-**	**245,080**	246,329
Administrative expenses:					
- Spherion bonuses		**-**	**-**	**-**	(9,075)
- Other administrative expenses		**(181,061)**	**(6,000)**	**(187,061)**	(163,152)
Total administrative expenses		**(181,061)**	**(6,000)**	**(187,061)**	(172,227)
Operating profit					
- Continuing		**64,071**	**(6,000)**	**58,071**	72,108
- Acquisitions		**(156)**	**-**	**(156)**	-
- Discontinued		**104**	**-**	**104**	1,994
Operating profit		**64,019**	**(6,000)**	**58,019**	74,102
Profit on disposal of subsidiary	9	**-**	**8,417**	**8,417**	-
Profit on ordinary activities before interest	2	**64,019**	**2,417**	**66,436**	74,102
Net interest payable and similar charges		**(4,110)**	**-**	**(4,110)**	(15,566)
Profit on ordinary activities before taxation		**59,909**	**2,417**	**62,326**	58,536
Taxation	4	**(20,473)**	**1,800**	**(18,673)**	(21,331)
Profit on ordinary activities after taxation		**39,436**	**4,217**	**43,653**	37,205
Equity minority interest		**-**	**-**	**-**	(197)
Profit for the financial period		**39,436**	**4,217**	**43,653**	37,008
Equity dividends	5	**(9,510)**	**-**	**(9,510)**	-
Retained profit for the financial period		**29,926**	**4,217**	**34,143**	37,008
Basic earnings per share (pence)	6			**11.8**	9.9
Diluted earnings per share (pence)	6			**11.8**	9.9
Adjusted earnings per share (pence)	6			**10.6**	9.9

MICHAEL PAGE INTERNATIONAL plc

Unaudited Consolidated Balance Sheet at 31 December 2001

	Notes	2001 £ 000	2000 £ 000
Fixed assets			
Intangible assets		**1,731**	22,096
Tangible assets		**28,663**	25,659
Investments in own shares	7	**10,000**	-
		40,394	47,755
Current assets			
Debtors		**80,747**	103,651
Cash at bank and in hand		**22,104**	17,035
		102,851	120,686
Creditors: amounts falling due within one year		**(74,812)**	(163,313)
Net current assets / (liabilities)		**28,039**	(42,627)
Total assets less current liabilities		**68,433**	5,128
Creditors: *amounts falling due after more than one year*		**-**	(142,000)
Provisions for liabilities and charges	10	**(6,000)**	(1,757)
Net assets / (liabilities)	2	**62,433**	(138,629)
Capital and reserves			
Called up share capital		**3,750**	50
Capital contribution reserve		**306,487**	142,187
Profit and loss account		**(247,804)**	(280,866)
Equity shareholders funds / (deficit)	11	**62,433**	(138,629)

MICHAEL PAGE INTERNATIONAL plc

Unaudited Consolidated Cash Flow Statement for the year ended 31 December 2001

	Notes	**2001 £ 000**	2000 £ 000
Net cash inflow from operating activities excluding Spherion Bonus	12	**84,944**	77,578
Net cash outflow from Spherion Bonus		**(9,075)**	(7,731)
Net cash inflow from operating activities		**75,869**	69,847
Returns on investments and servicing of finance		**(4,024)**	(11,506)
Taxation paid		**(18,073)**	(15,992)
Purchase of own shares	7	**(10,000)**	-
Net capital expenditure		**(11,226)**	(11,124)
Acquisitions and disposals		**814**	(2,179)
Equity dividends paid		**(1,016)**	-
Net cash inflow before financing		**32,344**	29,046
Financing			
Repayment of loan notes		**(915)**	(539)
Capital contribution		**168,000**	-
Repayment of amounts owed to previous parent company		**(51,531)**	(1,378)
Decrease in bank loans		**(142,000)**	(19,500)
Net cash inflow from financing		**(26,446)**	(21,417)
Increase in cash in the year	13, 14	**5,898**	7,629

Included within the repayment of amounts owed to the previous parent company is the net consideration from the Spherion Group of £7.4m for the disposal of Plusbox Limited and its subsidiaries.

Unaudited statement of total recognised gains and losses for the year ended 31 December 2001

	2001 £ 000	2000 £ 000
Profit for the financial year	**43,653**	37,008
Foreign currency translation differences	**(1,081)**	429
Total recognised gains and losses for the year	**42,572**	37,437

Notes to the unaudited statutory accounts
Year ended 31 December 2001

1. Basis of accounting

The accounting policies are the same as those set out in the financial statements of the Group for the year ended 31 December 2000.

Prior to flotation the Group underwent a reorganisation. On 27 February 2001, Michael Page International Inc and Michael Page International Pte Limited were transferred to the Group by Spherion Corporation, the Group's previous ultimate parent company. On 28 February 2001, Plusbox Limited and its subsidiaries were transferred from the Group to Spherion Corporation.

The proforma financial information has been prepared to show the results of the Group that would have arisen had the new structure been in place for the reported periods.

2. Segmental analysis

	2001	2000
	£ 000	£ 000
(a) Turnover by geographic region		
United Kingdom		
- continuing operations	**243,614**	224,469
- discontinued operations	**5,753**	39,643
	249,367	264,112
Continental Europe — continuing operations	**154,335**	137,897
Asia Pacific		
- continuing operations	**49,547**	55,664
- acquisitions	**1,759**	-
	51,306	55,664
Americas		
- continuing operations	**1,395**	392
- acquisitions	**3,144**	-
	4,539	392
	459,547	458,065

Turnover analysed by destination is not materially different to turnover analysed by origin. The amounts stated above derive from the Group s single activity of recruitment consultancy.

Notes to the unaudited statutory accounts (continued)
Year ended 31 December 2001

2. Segmental analysis (continued)

(b) Profit before interest, taxation, exceptional items and Spherion bonus by geographic region	**2001 £ 000**	2000 £ 000
United Kingdom		
- continuing operations	**34,926**	39,767
- discontinued operations	**104**	1,994
	35,030	41,761
Continental Europe — continuing operations	**22,453**	29,676
Asia Pacific		
- continuing operations	**6,787**	11,518
- acquisitions	**456**	-
	7,243	11,518
Americas		
- continuing operations	**(95)**	222
- acquisitions	**(612)**	-
	(707)	222
Profit before interest, taxation, exceptional items and Spherion bonus	**64,019**	83,177
Exceptional items (note 3)	**2,417**	-
Spherion bonus	**-**	(9,075)
Profit before interest and taxation	**66,436**	74,102
Net interest	**(4,110)**	(15,566)
Profit on ordinary activities before taxation	**62,326**	58,536

Notes to the unaudited statutory accounts (continued)
Year ended 31 December 2001

2. Segmental analysis (continued)

(c) Net assets / (liabilities) by geographic region	**2001 £ 000**	2000 £ 000
United Kingdom		
- continuing operations	**30,413**	(174,926)
- discontinued operations	**-**	(1,009)
	30,413	(175,935)
Continental Europe — continuing operations	**26,384**	26,702
Asia Pacific		
- continuing operations	**6,706**	10,429
- *acquisitions*	**187**	-
	6,893	10,429
Americas		
- continuing operations	**(53)**	175
- acquisitions	**(1,204)**	-
	(1,257)	175
	62,433	(138,629)

3. Exceptional items

	2001 £ 000	2000 £ 000
National Insurance and Social Security liabilities on Restricted Share Scheme (see below)	**(6,000)**	-
Profit on disposal of Plusbox Limited (Note 9)	**8,417**	-
	2,417	-
Taxation on exceptional items	**1,800**	-
	4,217	-

Restricted Share Scheme

Bonuses paid by the Group s previous company, Spherion Corporation, historically formed part of the remuneration of the Group s senior executives. On flotation this arrangement ceased with Spherion granting Restricted Shares to certain senior executives. The Restricted Shares represent 6% of the issued ordinary shares of the Group owned by Spherion prior to flotation. The grant of Restricted Shares gives rise to National Insurance and Social Security liabilities amounting to £6.0m based on the flotation price of 175p. These liabilities are expected to be payable in March 2004 when the shares vest to those senior executives.

Notes to the unaudited statutory accounts (continued)
Year ended 31 December 2001

4. Taxation

The taxation charge for the year is made up as follows:

	2001 £ 000	2000 £ 000
Taxation relating to current year:		
UK corporation tax at 30% (2000: 30%)	**11,906**	8,363
Overseas corporation tax	**8,734**	11,666
Deferred taxation	**(1,901)**	1,641
Taxation relating to prior periods:		
UK corporation tax	**838**	(505)
Overseas corporation tax	**(492)**	(489)
Deferred taxation	**(412)**	655
	18,673	21,331

5. Dividends

	2001 £ 000	2000 £ 000
Interim dividend of 0.275p per ordinary share (2000 — Nil)	**1,016**	-
Proposed final dividend of 2.3p per ordinary share (2000 — Nil)	**8,494**	-
Total dividend of 2.575p per ordinary share (2000 — Nil)	**9,510**	-

6. Earnings per ordinary share

Earnings per ordinary share have been calculated on the following basis:

	Basic EPS £ 000	Exceptional items £ 000	Adjusted EPS £ 000
Year ended 31 December 2001			
Profit after taxation	**43,653**	**(4,217)**	**39,436**
Average shares (number 000)	**370,714**	-	**370,714**
Year ended 31 December 2000			
Profit after taxation and equity minority interests	37,008	-	37,008
Average shares (number 000)	375,000	-	375,000

There is no dilutive effect of unexercised share options.

Notes to the unaudited statutory accounts (continued)
Year ended 31 December 2001

7. Investments in own shares

5,714,286 ordinary shares were acquired by the Employee Benefit Trust on flotation at a cost of £10.0m as a hedge against National Insurance and Social Security liabilities payable in respect of the Restricted Share Scheme and the Executive Share Option Scheme. This holding represents 1.52% of the called up share capital and at 31 December 2001 had a market value of £8.9m (2000: nil). Dividend income on these shares has been waived by the Employee Benefit Trust.

8. Purchase of subsidiary undertakings

As a result of the reorganisation prior to flotation, on 27 February 2001, the Group acquired the entire issued share capital of Michael Page International Inc and Michael Page International Pte Limited from fellow subsidiaries of Spherion Corporation. The goodwill arising of £307,000, equivalent to the net liabilities in the company, is being amortised over 20 years. No fair value adjustments were required.

9. Disposal of subsidiary undertakings

As a result of the restructuring prior to flotation, on 28 February 2001 the Group disposed of its 100% investment in Plusbox Ltd and its subsidiaries, including Spherion UK plc (formerly Crone Corkill Group plc), for a net consideration of £7.4m to a fellow subsidiary of Spherion Corporation resulting in a profit on disposal of £8.4m. Included in the net assets disposed of was £20.4m of goodwill associated with the original acquisition of the Crone Corkill Group.

10. Provisions for liabilities and charges

	2001 £ 000	2000 £ 000
National Insurance and Social Security liabilities on Restricted Share Scheme (note 3)	**6,000**	-
Deferred taxation	**-**	1,757
	6,000	1,757

11. Reconciliation of movements in shareholder s funds

	2001 £ 000	2000 £ 000
Profit for the financial year	**43,653**	37,008
Dividends	**(9,510)**	-
Retained profit for the financial year	**34,143**	37,008
Foreign currency translation differences	**(1,081)**	429
	33,062	37,437
Capital contribution	**168,000**	-
Opening shareholders deficit	**(138,629)**	(176,066)
Closing shareholders funds/(deficit)	**62,433**	(138,629)

Notes to the unaudited statutory accounts (continued)
Year ended 31 December 2001

12. Reconciliation of operating profit to net cash inflow from operating activities

	2001 **£ 000**	2000 £ 000
Operating profit	**58,019**	74,102
Depreciation and amortisation charges	**7,670**	6,914
Profit/(loss) on sale of fixed assets	**159**	(27)
Decrease/(Increase) in debtors	**17,289**	(35,536)
Increase in creditors	**1,807**	32,125
Net cash inflow from operating activities	**84,944**	77,578

13. Reconciliation of net cash flow to movement in net cash/(debt)

	2001 **£ 000**	2000 £ 000
Increase in cash in the year	**5,898**	7,629
Decrease in debt financing	**212,894**	17,431
Foreign exchange movements	**(468)**	257
Movements in net cash in year	**218,324**	25,317
Opening net debt	**(203,977)**	(229,294)
Closing net cash/(debt)	**14,347**	(203,977)

14. Analysis of net cash/(debt)

	At 31 December 2000 £ 000	Cash Flow £ 000	Foreign Exchange Movements £ 000	**At 31 December 2001 £ 000**
Cash at bank and in hand	17,035	5,537	(468)	**22,104**
Bank overdrafts	(2,666)	361	-	**(2,305)**
	14,369	5,898	(468)	**19,799**
Loan notes due within one year	(6,367)	915	-	**(5,452)**
Amounts owed to previous parent company	(69,979)	69,979	-	-
Bank loans due after more than one year	(142,000)	142,000	-	-
Total net (debt)/cash	(203,977)	218,792	(468)	**14,347**

Notes to the unaudited statutory accounts (continued)
Year ended 31 December 2001

15. Preliminary Announcement

The preliminary results for the year ended 31 December 2001 are unaudited. The financial information set out above does not constitute the Group s audited statutory accounts within the meaning of Section 240 of the Companies Act 1985. The financial information for the year ended 31 December 2000 has been extracted from the statutory accounts for that year which have been delivered to the registrar of Companies. The proforma financial information has been extracted from the flotation prospectus: the report of the auditors on those accounts was unqualified and did not contain a statement under section 237 (2) or (3) of the Companies Act 1985. The Group accounts for the year ended 31 December 2001 will be finalised on the basis of the financial information presented by the Directors in the preliminary announcement.

16. Dividend

The record date for the final dividend is 10 May 2002 and payment date is 7 June 2002.

17. Issue of Annual Reports and Accounts

The 2001 Annual Report and Accounts will be posted to shareholders by 12 April 2002. Copies may be obtained after this date from the Company Secretary, 39-41 Parker Street, London WC2B 5LN. Telephone No. 020 7269 2420.

18. Annual General Meeting

The 2001 Annual General Meeting of Michael Page International plc will be held at 39-41 Parker Street, London, WC2B 5LN on 22 May 2002 at 12.00 noon.

RNS Full Text Announcement

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Company	Michael Page International PLC
TIDM	MPI
Headline	Holding(s) in Company
Released	11:45 22 Feb 2002
RNS Number	8918R

RNS Number:8918R
Michael Page International PLC
22 February 2002

02 MAR 13 AM 8:49

DEALINGS BY SUBSTANTIAL SHAREHOLDERS

1) NAME OF COMPANY

MICHAEL PAGE INTERNATIONAL PLC

2) NAME OF SHAREHOLDER HAVING A MAJOR INTEREST

FIDELITY INTERNATIONAL LTD.

3) Please state whether notification indicates that it is in respect of holding of the Shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

NON-BENEFICIAL INTEREST

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them.

SEE BELOW

5) Number of shares/amount of stock acquired.

N/A

6) (N/A %) of issued Class

7) Number of shares/amount of stock disposed

3,033,279

8) (0.81 %) of issued Class

9) Class of security

ORDINARY SHARES

10) Date of transaction

20/2/02

11) Date company informed

22/02/02

12) Total holding following this notification

22,050,523

13) Total percentage holding of issued class following this notification

5.88%

14) Any additional information

N/A

15) Name of contact and telephone number for queries

JEREMY TATHAM
01753 849338

16) Name and signature of authorised company official responsible for making this notification

Date of Notification ....22/2/2002....................

Letter to Michael Page International Plc
Dated February 20, 2002

Amendment No. 8

NOTIFICATIONS UNDER SECTIONS 198 TO 202 - U.K. COMPANIES ACT

1. Company in which shares are held: Michael Page International Plc

2. Notifiable Interest: Ordinary Shares

Fidelity International Limited (FIL)
P.O. Box HM 670
Hamilton HMCX, Bermuda

Parent holding company for various direct and indirect subsidiaries, including Fidelity Investment Services Ltd. (FISL) and Fidelity Pension Management (FPM), investment managers for various non-US investment companies and institutional clients. (See Schedule A for listing of Registered Shareholders and their holdings.)

3. The notifiable interests also comprise the notifiable interest of:

Mr. Edward C. Johnson 3d
82 Devonshire Street
Boston, MA 02109

A principal shareholder of Fidelity International Limited.

4. The notifiable interests include interest held on behalf of authorized unit trust schemes in the U.K., notwithstanding the exemption from reporting pursuant to Section 209 (1)(h) of the Companies Act 1985.

5. These notifications of disclosable interests constitute separate notifications of interest in the shares and are combined solely for the purposes of clarity. Nothing herein should be taken to indicate that Fidelity International Limited and its direct and indirect subsidiaries or Mr. Edward C. Johnson 3d act as a group or in concert in respect of the disclosed interests, or that they are required to submit these notifications on a joint basis.

6. The disclosable interests arise under section 208 (4)(b) of the Act, namely where a person, not being the registered holder, is entitled to exercise a right conferred by the holding of the shares or to control the exercise of such rights, or under section 203 of the Act respectively.

By Eric D. Roiter
Senior V.P. & General Counsel - FMR Co.
Duly authorized under Powers of Attorney dated December 30, 1997, by and on behalf of Fidelity International Limited and its direct and indirect subsidiaries.

Letter from Fidelity Management & Research Company

Schedule A   Amendment No. 8

Security: Michael Page International Plc

(Ordinary Shares)	SHARES HELD	MANAGEMENT COMPANY	NOMINEE/REGISTERED NAME
	6,193,243	FISL	Chase Nominees Ltd
	641,325	FPM	Chase Nominees Ltd
	612,517	FPM	Bankers Trust
	44,269	FPM	MSS Nominees Ltd
	1,838,781	FIL	Chase Nominees Ltd
	8,550,000	FIL	HSBC Client Holdings Nominee(UK)Limited
	123,846	FIL	BT Globenet Nominees Ltd
	959,557	FIL	RBS Trust Bank
	451,672	FIL	Nortrust Nominees Ltd
	528,767	FIL	Northern Trust
	32,326	FIL	Bank of New York - London
	198,300	FIL	JP Morgan
	141,160	FIL	State Street Nominees LTD
	264,010	FIL	Mellon Bank
	585,710	FIL	Bankers Trust
	84,370	FIL	KAS Associatie
	100,850	FIL	RBS-EDINBURG
	699,820	FIL	State Street Bank & Trust

Total Ordinary Shares 22,050,523

Current ownership percentage: 5.88%

Shares in issue: 375,000,000

Change in holdings since last filing: (3,033,279) ordinary shares

This information is provided by RNS
The company news service from the London Stock Exchange

END